Exhibit 99.1

Hello everyone, I’m Justin from the Product team here at masterworks and today, we’re thrilled to bring you x: x) x: x (x from the exciting American artist Jaqueline Humphries.

Humphries is a cutting-edge contemporary artist best known for her large-scale paintings that investigate abstraction and the digital age. She was at the forefront of an emerging group of artists in the 1980s and 1990s who rejected the trending belief that painting is obsolete.

Digital elements placed strongly across Humphries work. She leans into metallics and flourescent colors to mimic the glow of screens and will often include emoticons, and emojis.

This painting is a highly desirable, large-scale example of Jacqueline Humphries’ silver paintings. The size is the same as that of her top 3 auction price records. And this particular work was featured in her most notable exhibition to date.

So why do we like this painting - Three reasons -

One - The annual appreciation of similar works by Humphries is 31.3% between November 9, 2010 and November 16 2023.

Reason Two - Humphries has achieved all five of her top auction records in the last three years, Her auction records are led by “Omega” (Ω:) (2017), which sold for $850,500 at Sotheby’s New York on November 16, 2022, Untitled (2013), which sold for $687,500 at Christie’s New York on November 9, 2021, and o-o-o-o- (2015), which sold for $609,600 at Sotheby’s New York on November 16, 2023.

And three - Humphries’ longevity in contemporary art discourse speaks to her present and future art historical importance.

Currently - Her work is held in the permanent collections of prestigious institutions around the world, including the Museum of Modern Art in New York, the Art Institute of Chicago, the Museum of Contemporary Art in Los Angeles, The Tate Modern in London, the Pompidou Centre in Paris, and the Louis Vuitton Foundation in Paris.

Thank you for watching and we look forward to bringing you this truly impressive work by Jaqueline Humphries.